Exhibit 99.7

For more information, please contact:

Company Contact:	Investor Relations Contact:
Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations
Mr. Frank Tseng, CFO	Mr. John Harmon, CFA, Senior Account Manager
Phone: +886-2-2712-2558 Ext. 66	Phone: +86 (10) 6561-6886 ext. 807 (Beijing)
E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com
www.apwcc.com	www.ccgir.com
Asia Pacific Wire & Cable Corporation Announces Agreement to Sell its
Interest in Shandong Pacific Fiber-Optic Joint Venture
TAIPEI, Taiwan, September 30, 2011 /PRNewswire/ — Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC — News) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced that the Company has successfully entered into an agreement to sell its 51% interest in the Shandong Pacific Fiber Optic Co., Ltd. (“SPFO”) joint venture, subject to the fulfillment of certain conditions.
Under the terms of the agreement, the Company has agreed to sell its interest in SPFO to a group of investors in exchange for a total cash consideration of RMB 18.5 million (approximately $2.9 million). The sale is conditional upon the satisfactory completion of due diligence by the buyers and the procurement of certain local governmental approvals, both of which APWC currently anticipates will be completed within approximately 30 to 60 days. In addition to the consideration being paid to the Company under the agreement, the Company will be released and discharged from all of its obligations with regard to the SPFO joint venture, including the SPFO leasehold obligations.
The divesture of SPFO is an important goal of APWC’s board of directors and management to enable the Company to focus on its core wire and cable businesses that are more profitable and thereby increase shareholder value.
The Company is pleased to have reached an agreement on the sale terms with the buyers. While SPFO has been one of the larger manufacturers of fiber optic cable in Shandong Province, APWC believes that an oversupply of fiber-optic cable products limits the opportunities for sustained development of what is a non-core product line for the Company. In addition, the fiber-optic cable sector throughout China has been dominated by a few large players, who together account for more than 80% of sales of fiber-optic cable products. This market concentration has made competition difficult for companies, such as APWC, that have not committed substantial resources to the fiber optic industry, and SPFO faces additional challenges, such as obtaining raw materials like optical fiber at prices that are competitive in the market place. Moreover, the Chinese government is encouraging further consolidation of fiber and cable manufacturers, which is not part of APWC’s current business strategies to put substantial investment in this market sector.
The Company remains committed to the growth of its core wire and cable business in the Chinese market and continues to explore opportunities to enhance its penetration of the Chinese market within its core product lines.

About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. For more information on APWCC, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the business of the Company and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
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